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                            INGEN TECHNOLOGIES, INC.
                            35193 AVENUE "A" SUITE-C
                            YUCAIPA, CALIFORNIA 92399
                                 (800) 259-9622



                                  July 25, 2006

                                                         VIA EDGAR AND FACSIMILE
                                                         -----------------------


U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549

Attention: Tom Jones
Telephone 202.551.3602
Facsimile 202.772.9206

         Re: Ingen Technologies, Inc., a Georgia corporation
         Registration Statement on Form SB-2 (File No. 333-133022) Filed April 5, 2006

         Request For Withdrawal of Registration Statement
         ------------------------------------------------

Greetings:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Ingen Technologies, Inc., a Georgia corporation ("IGTG") requests the consent of the Securities and Exchange Commission (the "Commission") to withdraw its Registration Statement on Form SB-2 (File No. 333-133022), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was filed with the Commission on April 5, 2006.

The Registration Statement covers the sale by IGTG of 25,000,000 shares to the public, and the resale of common stock and common stock underlying stock options by certain selling security holders. IGTG requests the withdrawal so that IGTG may explore other alternatives to the public sale of its securities for cash. IGTG is aware of Rule 155 of the Securities Act Rules concerning the non-exclusive safe harbor from integration of private and registered offerings.

This letter of request for withdrawal will confirm that the Registration Statement was not declared effective by the Commission and no securities were sold in connection with the Registration Statement.

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IGTG requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. IGTG requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to IGTG's account for future use.

Please fax a copy of the order to our office to the attention of the undersigned at 800-777-1186.

                                                     Sincerely yours,


                                                     /s/ Scott Sand
                                                     --------------
                                                     Scott Sand
                                                     Chief Executive Officer


cc: Richard O. Weed, 949-475-9087